UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)

(Amendment No. 8)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_____________

GOLDCORP INC.
(Name of Subject Company (Issuer))

GLAMIS GOLD LTD.
(Name of Filing Person (Offeror))

_____________

Common Shares
(Title of Class of Securities)

38095640
(CUSIP Number of Class of Securities)

_____________

Charles A Jeannes, Esq.
Senior Vice President, Administration,
General Counsel and Secretary
Glamis Gold Ltd.
5190 Neil Road, Suite 310, Reno, Nevada 89502
(775) 827-4600
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

with a copy to:

David S. Stone, Esq.
Neal, Gerber & Eisenberg, LLP
2 North LaSalle Street, Suite 2200
Chicago, Illinois 60602
(312) 269-8000

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$2,856,644,848	$336,228

(1) Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 210,124,667, the number of Goldcorp Inc. common shares outstanding on December 22, 2004, by $13.595, the price of a Goldcorp common share, calculated based on the average of the high and low prices for Goldcorp common shares reported on the New York Stock Exchange on December 8, 2004.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$336,228
Form or Registration No.:	F-10
Filing party:	Glamis Gold Ltd.
Date filed:	January 7, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☑ Third party tender offer subject to Rule 14d-1.

     ☐ Issuer tender offer subject to Rule 13e-4.

     ☐ Going-private transaction subject to Rule 13e-3.

     ☐ Amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.
SIGNATURE
Exhibit 99. (A)(5)(XX)
Exhibit 99.(A)(5)(XXI)
Exhibit 99.(A)(5)(XXII)

     This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on January 7, 2005, relating to the third party tender offer made pursuant to the offer to purchase and circular dated January 7, 2005 (as amended or supplemented from time to time, the “Offer and Circular”) and in the related Letter of Transmittal. Upon the terms and subject to the conditions described in the Offer and Circular and Letter of Transmittal, Glamis Gold Ltd., a British Columbia, Canada, corporation (“Glamis”) is offering to purchase all outstanding common shares of Goldcorp Inc., an Ontario, Canada, corporation (“Goldcorp”), at a purchase price of 0.89 of a Glamis common shares for each outstanding common share of Goldcorp.

     On January 31, 2005, Glamis issued a press release reporting that that a website created by Goldcorp Inc. Chairman and CEO Rob McEwen was shut down. A copy of the press release is attached hereto as Exhibit (a)(5)(xx) and is incorporated herein by reference.

     Attached hereto as Exhibit (a)(5)(xxi) and incorporated herein by reference is a banner advertisement placed by Glamis at the following websites www.kitco.com, www.resourceinvestor.com, and www.mineweb.com.

     Attached hereto as Exhibit (a)(5)(xxii) and incorporated herein by reference is a slide presentation from Glamis’ website.

Item 12. Exhibits.

     (a)(5)(xx) Press Release, dated January 31, 2005

     (a)(5)(xxi) Banner advertisement

     (a)(5)(xxii) Slide presentation

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2005
Glamis Gold, Ltd.

	By:	/s/ Cheryl S. Maher

	Name:	Cheryl S. Maher
	Title:	Chief Financial Officer